As filed with the Securities and Exchange Commission on March 31, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No: 1-6695

JO-ANN STORES, INC.
ASSOCIATE STOCK OWNERSHIP PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee, the administrator of the Jo-Ann Stores, Inc. Associate Stock Ownership Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 30, 2004
Jo-Ann Stores, Inc.
Associate Stock Ownership Plan

/s/ Brian Carney
Executive Vice President and Chief Financial Officer and
Secretary of Advisory Committee

Jo-Ann Stores, Inc.
Associate Stock Ownership Plan

EXHIBIT INDEX

Official Exhibit No.	Description

23.1	Consent of Independent Public Accountants

99	Jo-Ann Stores, Inc. Associate Stock Ownership Plan

Financial Statements As of December 31, 2003 Together With Report of Independent Public Accountants